FORM 5

☐ **Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.** *See* **Instruction 1(b).**

☐ **Form 3 Holdings Reported**

☒ **Form 4 Transactions Reported**

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)	
Young, William J.			**Lithia Motors, Inc. LAD**		__X__ Director	_____ 10% Owner
(Last)	(First)	(Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year **12/31/2002**	_____ Officer (give title below)	_____ Other (specify below)
360 E. Jackson St.						
(Street) **Medford, OR 97501**				5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Reporting (Check applicable line) __X__ Form Filed by One Reporting Person ___ Form Filed by More than One Reporting Person	
(City)	(State)	(Zip)				

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price			

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Over)
SEC 2270 (9-02)

FORM 5 (continued)   **Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned**

(*e.g.*, **puts, calls, warrants, options, convertible securities**)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivitive Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (2002dr) (right to buy)	$15.13	12/26/2002		A4	1000.00		06/26/2003	12/26/2012	Class A Common	1000.00		1000.00	D	
Stock Option (1997) (NDNQ) (right to buy)	$10.87						03/01/1997	03/01/2005	Class A Common	1500.00		1500.00	D	
Stock Option (1998) (NDNQ) (right to buy)	$14.31						01/02/1998	01/02/2006	Class A Common	1500.00		1500.00	D	
Stock Option (2000) (NDNQ) (right to buy)	$16.75						07/06/2000	01/06/2010	Class A Common	1000.00		1000.00	D	
Stock Option (2001dir) (right to buy)	$19.24						06/26/2002	12/26/2011	Class A Common	1000.00		1000.00	D	
Stock Option (2001) (NDNQ) (right to buy)	$11.81						05/26/2001	12/26/2010	Class A Common	1000.00		1000.00	D	

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

   If space provided is insufficient, *see* Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ Cliff E. Spencer   **02/12/2003**

** Signature of Reporting Person   Date

Cliff E. Spencer, Attorney-in-Fact for

William J. Young